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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 *)


                        Pharmakinetics Laboratories, Inc.
                        ---------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   71713-11-06
                                 --------------
                                 (CUSIP Number)

                               Bob E. Lehman, Esq.
                                 Lehman & Eilen
                    50 Charles Lindbergh Boulevard, Suite 505
                            Uniondale, New York 11553
                                 (516) 222-0888
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communication)

                                November 12, 1997
                                -----------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7).

         Note:  Six copies of this statement, including all exhibits,  should be
filed with the Commission.   See Rule 13d-1(a) for other parties to  whom copies
are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 71713-11-06              13D                        Page 2 of 5 Pages





1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON:   Robert A. Mackie, Jr., Social Security No. ###-##-####

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  /X/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS:  PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.

7.       SOLE VOTING POWER: 898,383

8.       SHARED VOTING POWER: 937,821

9.       SOLE DISPOSITIVE POWER: 898,383

10.      SHARED DISPOSITIVE POWER: 937,821

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 898,383

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         / /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.68%

14.      TYPE OF REPORTING PERSON:  IN





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CUSIP NO. 71713-11-06                13D                       Page 3 of 5 Pages





1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON:   R.A. Mackie & Co., L.P., Fed. I.D. No. 13-3553219

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  /X/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

7.       SOLE VOTING POWER:

8.       SHARED VOTING POWER: 39,438

9.       SOLE DISPOSITIVE POWER:

10.      SHARED DISPOSITIVE POWER: 39,438

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 39,438

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         / /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): .32%

14.      TYPE OF REPORTING PERSON:  BD



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CUSIP NO. 71713-11-06              13D                        Page 4 of 5 Pages




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         AMENDMENT NO. 3 TO SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                        PHARMAKINETICS LABORATORIES, INC.
                        ---------------------------------
                                (Name of Company)

Item 5. Interest in Securities of the Issuer, of the Schedule 13D Report is amended as follows:

Item 5.  Interest in Securities of the Issuer

         (a) Mr. Mackie is the beneficial and sole owner of 898,383 shares of Common Stock of the Company. Such 898,383 shares constitute approximately 7.37% of the shares of the Company's Common Stock outstanding as of November 4, 1997. R.A. Mackie & Co., L.P. is the beneficial and sole owner of 39,438 shares of Common Stock, constituting approximately .32% of the shares of the Company's Common Stock outstanding as of November 4, 1997. By virtue of Mr. Mackie's control over R.A. Mackie & Co., L.P., Mr. Mackie has an aggregate beneficial ownership equal to 937,821 shares of Common Stock, or 7.68% of the shares of the Company's Common Stock outstanding as of November 4, 1997.

         (b) Mr. Mackie has the sole power to vote, or direct the vote, and the sole power to dispose, or direct the disposition, of the 898,383 shares of Common Stock owned by him and shares with R.A. Mackie & Co., L.P. the power to vote, or direct the vote, and the power to dispose, or direct the disposition, of the 39,538 shares of Common Stock owned by R.A. Mackie & Co., L.P.

         (c) Mr. Mackie has not engaged in any other transactions in the Company's common stock during the 60 days prior to the date of this Report. R.A. Mackie & Co., L.P. engaged in the following transactions in the Company's Common Stock during the 60 days prior to the date of this Report:

November 12, 1997...........Sold 15,000 shares at $.9375 a share
November 10, 1997...........Sold 10,000 shares at $.9375 a share
November 10, 1997...........Sold 5,000 shares at $.9375 a share
November 4, 1997............Sold 10,000 shares at $.87 a share
November 4, 1997............Sold 10,000 shares at $.85 a share
November 4, 1997............Bought 20,000 shares at $.85 a share
November 3, 1997............Sold 5,000 shares at $.80 a share
October 31, 1997............Sold 5,000 shares at $.71 a share
October 31, 1997............Sold 5,000 shares at $.80 a share
October 31, 1997............Sold 15,000 shares at $.80 a share
October 31, 1997............Sold 70,000 shares at $.80 a share
October 31, 1997............Sold 2,500 shares at $.76 a share


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CUSIP NO. 71713-11-06              13D                        Page 5 of 5 Pages


October 31, 1997............Bought 60,000 shares at $.80 a share
October 31, 1997............Bought 19,000 shares at $.785 a share
October 30, 1997............Bought 2,500 shares at $.66 a share
October 27, 1997............Bought 5,000 shares at $.71 a share
October 22, 1997............Bought 2,500 shares at $.75 a share
October 16, 1997............Bought 7,000 shares at $.79 a share
October 15, 1997............Sold 5,000 shares at $.80 a share
October 15, 1997............Sold 2,500 shares at $.80 a share
October 15, 1997............Bought 12,500 shares at $.80 a share
October 9, 1997.............Sold 5,000 shares at $.80 a share
October 8, 1997.............Sold 10,000 shares at $.70 a share
October 8, 1997.............Sold 7,500 shares at $.75 a share
October 8, 1997.............Sold 5,000 shares at $.75 a share
October 8, 1997.............Sold 5,000 shares at $.65 a share
October 8, 1997.............Bought 27,500 shares at $.70 a share
October 3, 1997.............Sold 15,000 shares at $.55 a share
October 3, 1997.............Sold 5,000 shares at $.60 a share
October 3, 1997.............Sold 5,000 shares at $.50 a share
October 3, 1997.............Sold 5,000 shares at $.45 a share
September 29, 1997..........Bought 10,600 shares at $.39 a share
September 16, 1997..........Sold 10,000 shares at $.40 a share

Signatures
----------

         After reasonable inquiry and to the best of his and its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated as of November 12, 1997


R.A. Mackie & Co., L.P.
By: R.A. Mackie & Co., Inc.

By: /s/ Robert A. Mackie, Jr.                         /s/ Robert A. Mackie, Jr.
    --------------------------                        ------------------------
     Robert A. Mackie, Jr.                             Robert A. Mackie, Jr.
                                                       Individually